Exhibit 99.1

Financial calendar

Financial calendar for Hafnia Limited

FINANCIAL YEAR 2025

17.04.2026 - Annual Report

26.02.2026 - Quarterly Report - Q4

FINANCIAL YEAR 2026

28.08.2026 - Half-yearly Report
31.03.2027 - Annual Report
26.05.2026 - Annual General Meeting

27.05.2026 - Quarterly Report - Q1
18.11.2026 - Quarterly Report - Q3
25.02.2027 - Quarterly Report - Q4

This information is published pursuant to the requirements set out in the Continuing obligations.